Exhibit 99.1

TSX-V: AVU US DTC: AVPMF FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

March 5, 2018	NR 02 - 2018

Avrupa Signs Non-Binding Letter of Intent to Option Out Pyrite Belt Copper-Zinc Licenses in Portugal

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce that it has signed a non-binding Letter of Intent (“LOI”) with a subsidiary of an international mining company to option out three exploration projects located in the Pyrite Belt of south Portugal.  The funding partner will provide a first stage earn-in amount of 13 million euros (approximately C$20.3 million) for exploration programs over the next three years to acquire a 51% interest in the projects.  The parties are currently finalizing a definitive agreement for each of the licenses.

Paul W. Kuhn, President and CEO of Avrupa Minerals, stated, “We have worked for a long time to get to this point where we can move ahead rapidly on these VMS projects.  Our new partner will provide funding and expertise for the exploration programs, and will provide superior technical experience to develop potentially large-scale mining operations.  Our licenses cover some of the most prospective areas of the Pyrite Belt in Portugal, and we look forward to following up on our successful drill intercepts from three years ago.”

The Letter of Intent includes the following earn-in terms:

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Alvalade

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For 51% of the license, spend 10 million euros over the next 3 years (including 30,000 meters of drilling);

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For an additional 24%, for a total of 75%, produce a feasibility study on any one particular project within the license area by the end of the pre-exploitation license period, or by the end of 2023, whichever is earliest.

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Marateca

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For 51% of the license, spend 2 million euros over the next 2 years, including 10,000 meters of drilling;

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For an additional 9%, for a total of 60%, spend 4 million euros over the following 2 years, including a minimum of 10,000 meters of drilling;

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For a further 10%, for a total of 70%, produce a pre-feasibility study on any one particular project within the license area by the end of 2023.

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Mertola

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For 51% of the license, spend 1 million euros by the end of the exploration license period in 2019, including at least 2,000 meters of drilling;

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For an additional 9%, for a total of 60%, spend 2 million euros within two years of the start of the pre-exploitation license, including a minimum of 6,000 meters of drilling;

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For a further 10%, for a total of 70%, produce a pre-feasibility study, within three years of the 60% earn-in, or by the end of the pre-exploitation license period, on any one particular project within the license area.

Avrupa considers the three license areas to be highly prospective for copper and zinc.  The Iberian Pyrite Belt (IPB) of Spain and Portugal reportedly hosts/hosted approximately 2 billion metric tonnes of massive sulfide material from over 85 known prospects, former producers, and presently producing mines, all located within the VS (Volcano-Sedimentary) rock formation that runs from Seville, Spain to near Lisbon, Portugal.  Large mining operations in the IPB are currently located at Neves Corvo and Aljustrel in Portugal, and Rio Tinto, Aguas Tenidas, Magdalena, Sotiel, and Las Cruces in Spain.  Aznalcollar, in Spain, is currently in development status.

The Alvalade license contains past copper-zinc-iron producers at the Lousal and Caveira Mines, two Avrupa mineral discoveries at Sesmarias and Monte da Bela Vista, and at least 35 further, potentially drillable massive sulfide targets around the license.

The Mertola license covers past-producers at São Domingos and Chança, brownfields targets at both locations, and greenfields targets at Serra Branca and Alcaria Ruiva, as well as a number of other locations.  Much of the license still needs first-pass reconnaissance and prospect work.

The Marateca license is a greenfields exploration project with at least 10 known outcropping or sub-cropping target areas located across the property, along with long strike lengths of buried VS target rocks between the outcropping targets.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds eight exploration licenses in three European countries, including five in Portugal covering 2,911 km2, two in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa now has three active option and joint venture agreements, two in Portugal and one in Kosovo, including:

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The Alvito Option Agreement with OZ Minerals Limited covering one license in the Ossa Morena Zone in southern Portugal, for IOCG deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

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Avrupa’s partner at the Slivovo Gold Project in Kosovo is fully funding the program, allowing Avrupa to dilute its ownership in the JV operating company Peshter Mining JSC.  If AVU ownership goes below 10%, the interest in the project converts to a 2% NSR.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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